UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*


                                  GENVEC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37246C109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Jeffrey B. Steinberg
                              HealthCare Ventures LLC
                              44 Nassau Street
                              Princeton, New Jersey 08542
                              (609) 430-3900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37246C109                    13D                   Page 2 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HealthCare Ventures V, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,791,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,791,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,791,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.37246C109                     13D                   Page 3 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HealthCare Partners V, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,791,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                       PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,791,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,791,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                     13D                   Page 4 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HealthCare Ventures VI, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,791,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,791,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,791,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                     13D                   Page 5 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HealthCare Partners VI, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,791,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,791,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,791,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                     13D                   Page 6 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James H. Cavanaugh, Ph.D.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,582,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,582,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,582,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        15.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                     13D                   Page 7 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Harold R. Werner
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,582,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,582,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,582,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        15.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                     13D                   Page 8 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William Crouse
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,582,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,582,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,582,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        15.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                    13D                   Page 9 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John W. Littlechild
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,582,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,582,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,582,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        15.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                     13D                  Page 10 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Christopher Mirabelli, Ph.D.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,582,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,582,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,582,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        15.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                    13D                   Page 11 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Augustine Lawlor
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,582,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,582,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,582,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        15.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                    13D                   Page 12 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Eric Aguiar, Ph.D.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,791,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,791,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,791,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37246C109                    13D                   Page 13 of 17 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement relates to the common stock, $.001 par value each ("Common Stock") of GenVec, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 65 West Watkins Mill Road, Gaithersburg, Maryland 20878.
________________________________________________________________________________
Item 2. Identity and Background.

     (a) The name of the reporting persons are HealthCare Ventures V, L.P. ("HCVV"), HealthCare Partners V, L.P. ("HCPV"), HealthCare Ventures VI, L.P. ("HCVVI"), HealthCare Partners VI, L.P. ("HCPVI"), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor (HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are hereafter sometimes hereinafter referred to as the "Reporting Persons"). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A(1) HCVV, HCPV, HCVVI and HCPVI are limited partnerships organized and existing under the laws of the State of Delaware. HCPV is the General Partner of HCVV and HCPVI is the General Partner of HCVVI. Drs. Cavanaugh and Mirabelli and, Messrs. Werner, Crouse, Littlechild and Lawlor are the general partners of HCPV and Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are the general partners of HCPVI.

     (b) The business address for HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh and Aguiar and, Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is One Kendall Square, Building 300, Cambridge, Massachusetts 02339.

     (c) Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Aguiar and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is One Kendall square, Building 300, Cambridge, MA 02339.

------------------------------------
(1) Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild, Crouse and Lawlor are the general partners of HCPV, the General Partner of HCVV, the record holder of the Issuer's securities. Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild, Crouse and Lawlor are the general partners of HCPVI, the general partner of HCVVI, the record holder of th Issuer's securities.

CUSIP No. 37246C109                    13D                   Page 14 of 17 Pages


                (d) Not Applicable.

                (e) Not Applicable.

(f) Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

                Not Applicable

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)        Not Applicable.

     (b)        Not Applicable

     (c)        Not Applicable.

     (d)        Not Applicable.

     (e)        Not Applicable.

     (f)        Not Applicable.

     (g)        Not Applicable.

     (h)        Not Applicable.

     (i)        Not Applicable.

     (j)        Not Applicable.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) HCVV directly beneficially owns 1,791,000 shares of the Common Stock of the Issuer representing 7.9% of the issued and outstanding shares of Common Stock of the Issuer. HCVVI directly beneficially owns 1,791,000 shares of the Common Stock of the Issuer representing 7.9% of the issued and outstanding shares of Common Stock of the Issuer. HCPV may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 7.9% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock. HCPVI may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 7.9% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor may be deemed to indirectly beneficially own 3,582,000 shares of the Common Stock of the Issuer representing 15.8% of the issued and outstanding shares of the Common Stock of the Issuer as general partners of each of HCPV and HCPVI, the General Partners of HCVV and HCVVI, respectively. Dr. Aguiar may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 7.9% of the issued and outstanding shares of the Common Stock of the Issuer as a general partner of HCPVI, the General Partner of HCVVI.

CUSIP No. 37246C109                    13D                   Page 15 of 17 Pages

     (b) HCVV and HCPV have the sole power to vote all of the 1,791,000 shares of the Common Stock of the Issuer currently owned by them. HCVVI and HCPVI have the sole power to vote all of the 1,791,000 shares of the Common Stock of the Issuer currently owned by them. Drs. Cavanaugh and Mirabelli and Messrs. Werner Crouse, Littlechild and Lawlor share the power to vote or direct the vote of the 3,582,000 shares owned by HCVV and HCVVI. Dr. Aguiar shares the power to vote or direct the vote of the 1,791,000 shares owned by HCVVI.

        (c)     Not Applicable.

        (d)     Not Applicable.

        (e)     Not Applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     The Issuer and Diacrin, Inc. ("Diacrin") jointly announced that they have entered into an Agreement and Plan of Reorganization dated as of April 14, 2003 (the "Reorganization Agreement"), providing for the merger of Diacrin with and into the Issuer (the "Merger"). In the Merger, each share of Diacrin common stock will be exchanged for 1.5292 shares of the Issuer's common stock in a tax-free transaction. Upon satisfaction of the conditions precedent contained in the Reorganization Agreement, and consummation of the merger contemplated thereby, Diacrin will cease to have independent existence as a reporting person under the Securities and Exchange Act of 1934. In connection with the foregoing,
(i) HCVV has agreed to vote the 1,791,000 shares of Common Stock owned by it, and (ii) HCVVI has agreed to vote the 1,791,000 shares of Common Stock owned by it in favor of the proposed reorganization and Merger. HCVV and HCVVI have also agreed not to transfer or otherwise dispose of any of the shares of Common Stock of the Issuer owned by them prior to the proposed reorganization and Merger. A copy of each of the voting agreements summarized herein are attached hereto as Exhibits B and C, respectively, and are hereby incorporated by reference.

     A copy of the Reorganization Agreement has been filed by the Issuer as
Exhibit 2 to its Form 8-K, filed as of April 14, 2003. Reference is hereby made to such Exhibit.

     Except in connection with the proposed reorganization and Merger as described or referred to above, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, and such persons or any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.

        Exhibit A - Joint Filing Agreement.
        Exhibit B - Letter Agreement dated April 14, 2003 by and between HCVV and Diacrin.
        Exhibit C - Letter Agreement dated April 14, 2003 by and between HCVVI and Diacrin.

________________________________________________________________________________

CUSIP No. 37246C109                    13D                   Page 16 of 17 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003                     HealthCare Ventures V, L.P.,
             Princeton, New Jersey        by its General Partner, HealthCare Partners V, L.P.

                                          By: S/Jeffrey Steinberg, Administrative Partner
                                              -------------------------------------------
                                              Administrative Partner

Dated: April 22, 2003                     HealthCare Partners V, L.P.
             Princeton, New Jersey

                                          By: S/Jeffrey Steinberg, Administrative Partner
                                              -------------------------------------------
                                              Administrative Partner

Dated: April 22, 2003                     HealthCare Ventures VI, L.P.,
             Princeton, New Jersey        by its General Partner, HealthCare Partners VI, L.P.

                                          By: S/Jeffrey Steinberg, Administrative Partner
                                              -------------------------------------------
                                              Administrative Partner

Dated: April 22, 2003                     HealthCare Partners VI, L.P.
             Princeton, New Jersey

                                          By: S/Jeffrey Steinberg, Administrative Partner
                                              -------------------------------------------
                                              Administrative Partner

Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey            --------------------------------------------
                                              James H. Cavanaugh, Ph.D.

CUSIP No. 37246C109                    13D                   Page 17 of 17 Pages

Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey            --------------------------------------------
                                              Harold R. Werner


Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey            --------------------------------------------
                                              William Crouse


Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Cambridge, Massachusetts         --------------------------------------------
                                              John W. Littlechild


Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Cambridge, Massachusetts         --------------------------------------------
                                              Christopher Mirabelli


Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Cambridge, Massachusetts         --------------------------------------------
                                              Augustine Lawlor


Dated: April 22, 2003                     By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey            --------------------------------------------
                                              Eric Aguiar

                                   EXHIBIT A

                                   AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

     The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GenVec, Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.


Dated: April 22, 2003                        HealthCare Ventures V, L.P.,
             Princeton, New Jersey           by its General Partner, HealthCare Partners V, L.P.

                                             By: S/Jeffrey Steinberg, Administrative Partner
                                                 -------------------------------------------
                                                 Administrative Partner

Dated: April 22, 2003                        HealthCare Partners V, L.P.
             Princeton, New Jersey

                                             By: S/Jeffrey Steinberg, Administrative Partner
                                                 -------------------------------------------
                                                 Administrative Partner

Dated: April 22, 2003                        HealthCare Ventures VI, L.P.,
             Princeton, New Jersey           by its General Partner, HealthCare Partners VI, L.P.

                                             By: S/Jeffrey Steinberg, Administrative Partner
                                                 -------------------------------------------
                                                 Administrative Partner


Dated: April 22, 2003                        HealthCare Partners VI, L.P.
             Princeton, New Jersey

                                             By: S/Jeffrey Steinberg, Administrative Partner
                                                 -------------------------------------------
                                                 Administrative Partner

Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey               -------------------------------------------
                                                James H. Cavanaugh, Ph.D.

Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey               ------------------------------------------
                                                 Harold R. Werner

Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey               ------------------------------------------
                                                 William Crouse


Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Cambridge, Massachusetts            ------------------------------------------
                                                 John W. Littlechild


Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Cambridge, Massachusetts            ------------------------------------------
                                                 Christopher Mirabelli


Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Cambridge, Massachusetts            ------------------------------------------
                                                 Augustine Lawlor


Dated: April 22, 2003                        By: S/Jeffrey Steinberg, Attorney-in-Fact
             Princeton, New Jersey               ------------------------------------------
                                                 Eric Aguiar

                                      A-2

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   EXHIBIT B

                                 April 14, 2003



Diacrin, Inc.
Building 96, 13th Street
Charlestown, Massachusetts 02129

Ladies and Gentlemen:

         The undersigned is the beneficial holder of shares of GenVec, Inc. ("GenVec") common stock, par value $0.01 per share ("GenVec Common Stock").

         Diacrin, Inc. ("Diacrin") and GenVec are considering the execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger of Diacrin with and into GenVec (the "Merger"). The execution of the Reorganization Agreement is subject, in the case of Diacrin, to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that Diacrin will incur in connection with the Merger and in order to induce Diacrin to execute the Reorganization Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a stockholder of GenVec, as follows:

         1. The undersigned will vote or cause to be voted for approval of the transactions contemplated by the Reorganization Agreement 1,791,000 shares of GenVec Common Stock the undersigned is entitled to vote with respect thereto (the "Subject Shares"), subject, in the case of shares held in a fiduciary capacity, to the fiduciary, contractual or similar obligations of the undersigned.

         2. The undersigned will not effect any transfer or other disposition (except by operation of law) of any of the Subject Shares until GenVec's stockholders have voted to approve the transactions contemplated by the Reorganization Agreement or until the Reorganization Agreement has been terminated pursuant to its terms, except for any transfer mandated by law or court order. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee to the extent permitted by law. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

         3. During the period beginning on the Effective Date and continuing to and including the date that is 120 days after the Effective Date, the undersigned will not, directly or indirectly (i) offer, sell, contract to sell or otherwise dispose of, any shares of GenVec Common Stock or securities convertible into or exercisable or exchangeable for shares of GenVec common stock or (ii) enter into any swap or other agreement or any

April 14, 2003
Page 2


transaction that transfers, in whole or in part, the economic consequences of ownership of shares of GenVec Common Stock whether any such swap or other agreement is to be settled by delivery of shares of GenVec Common Stock, other securities, cash or otherwise.

         4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Diacrin shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

         5. This Agreement shall terminate upon the earlier to occur of the consummation of the Merger or the termination of the Reorganization Agreement.

         Unless otherwise defined, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Reorganization Agreement.

         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                                     Very truly yours,


                                                     S/Jeffrey Steinberg
                                                     -------------------
                                                     Jeffrey Steinberg,
                                                     Administrative Partner of
                                                     HealthCare Partners V, L.P.
                                                     The General Partner of
                                                     HealthCare Ventures V, L.P.

Accepted this 16th day
of April, 2003

DIACRIN, INC.


By  S/T.H. Fraser
    -------------
Name: T.H. Fraser
      -----------
Title: President & CEO
       ---------------

                                   EXHIBIT C

                                 April 14, 2003

Diacrin, Inc.
Building 96, 13th Street
Charlestown, Massachusetts 02129

Ladies and Gentlemen:

         The undersigned is the beneficial holder of shares of GenVec, Inc. ("GenVec") common stock, par value $0.01 per share ("GenVec Common Stock").

         Diacrin, Inc. ("Diacrin") and GenVec are considering the execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger of Diacrin with and into GenVec (the "Merger"). The execution of the Reorganization Agreement is subject, in the case of Diacrin, to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that Diacrin will incur in connection with the Merger and in order to induce Diacrin to execute the Reorganization Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a stockholder of GenVec, as follows:

         1. The undersigned will vote or cause to be voted for approval of the transactions contemplated by the Reorganization Agreement 1,791,000 shares of GenVec Common Stock the undersigned is entitled to vote with respect thereto (the "Subject Shares"), subject, in the case of shares held in a fiduciary capacity, to the fiduciary, contractual or similar obligations of the undersigned.

         2. The undersigned will not effect any transfer or other disposition (except by operation of law) of any of the Subject Shares until GenVec's stockholders have voted to approve the transactions contemplated by the Reorganization Agreement or until the Reorganization Agreement has been terminated pursuant to its terms, except for any transfer mandated by law or court order. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee to the extent permitted by law. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

         3. During the period beginning on the Effective Date and continuing to and including the date that is 120 days after the Effective Date, the undersigned will not, directly or indirectly (i) offer, sell, contract to sell or otherwise dispose of, any shares of GenVec Common Stock or securities convertible into or exercisable or exchangeable for shares of GenVec common stock or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of shares of GenVec Common Stock whether any such swap or other agreement is to be settled by delivery of shares of GenVec Common Stock, other securities, cash or otherwise.

         4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Diacrin shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

          5. This Agreement shall terminate upon the earlier to occur of the consummation of the Merger or the termination of the Reorganization Agreement.

         Unless otherwise defined, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Reorganization Agreement.

         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                                     Very truly yours,


                                                     S/Jeffrey Steinberg
                                                     -------------------
                                                     Jeffrey Steinberg,
                                                     Administrative Partner of
                                                     HealthCare Partners VI,
                                                     L.P. The General Partner of
                                                     HealthCare Ventures VI,
                                                     L.P.

Accepted this 16th day
of April, 2003

DIACRIN, INC.


By  S/T.H. Fraser
    -------------

Name: T.H. Fraser
      -----------
Title: President & CEO
       ---------------